UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 9, 2025, Polestar Automotive Holding UK PLC (“Polestar”) issued a press release announcing its preliminary estimates for global volumes for the fourth quarter of 2024. A copy of the press release is attached hereto as Exhibit 99.1.

The Company expects to publish key financial KPIs for the third quarter of 2024 and to make other business and operational announcements on 16 January 2025. Management will host a live webcast on the same date, to provide a business and strategy update. Further details, including a link to the webcast, are available on the Polestar Investor Relations website: www.investors.polestar.com.

Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release of Polestar Automotive Holding UK PLC, dated January 9, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: January 10, 2025	By:	/s/ Michael Lohscheller
	Name:	Michael Lohscheller
	Title:	Chief Executive Officer

Date: January 10, 2025	By:	/s/ Jean-François Mady
	Name:	Jean-François Mady
	Title:	Chief Financial Officer